Exhibit 99.1

China Gerui Advanced Materials Group Limited Announces Results of 2014 Annual General Meeting and One-for-Ten Reverse Stock Split

ZHENGZHOU, China, Nov. 6, 2014 /PRNewswire-FirstCall/ -- China Gerui Advanced Materials Group Limited (CHOP) ("China Gerui," or the "Company"), a leading high-precision, cold-rolled steel producer in China, today announced the results of its 2014 Annual General Meeting (the "Annual Meeting") held on November 5, 2014 in Zhengzhou, China and that the Board of Directors has approved a one-for-ten reverse stock split.

Results of 2014 Annual General Meeting

At the Annual Meeting, shareholders elected each of the following nominees to the Company's Board of Directors to serve for a term of three years as Class II directors: Harry Edelson and Yi Lu.

Shareholders also ratified the appointment of UHY Vocation HK CPA Limited as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2014.

Lastly, the shareholders authorized the Company's Board of Directors to effect a reverse split of all of the Company's outstanding ordinary shares ("Ordinary Shares"), no par value per share, at a ratio not to exceed one-for-twenty shares.

Board of Directors Approve of One-for-Ten Reverse Stock Split

On November 6, 2014, the Company's Board of Directors approved a one-for-ten reverse stock split of the Company's issued and outstanding Ordinary Shares. It is expected that the Company's Ordinary Shares will begin trading on the NASDAQ Stock Market on a split-adjusted basis when the market opens on November 7, 2014. The Company's Ordinary Shares will continue to trade under the symbol "CHOP" but with a new CUSIP number.

The reverse stock split is intended to increase the per share trading price of the Company's Ordinary Shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Stock Market.

As a result of the reverse stock split, every 10 issued and outstanding shares at the effective time will automatically be combined into one issued and outstanding share without any change in par value of those shares. In lieu of issuing fractional shares, the Company will round fractions of shares up to the nearest whole share.
Once the reverse stock split becomes effective, stockholders holding shares through a brokerage account or held in "street name" will have their shares automatically adjusted to reflect the 1-for-10 reverse stock split. Existing stockholders holding certificates of Ordinary Shares will receive a letter of transmittal from the Company's transfer agent, Continental Stock Transfer & Trust, with specific instructions regarding the exchange of shares. All outstanding stock options, warrants and other rights to purchase the Company's Ordinary Shares will be adjusted proportionately as a result of the reverse stock split. This will reduce the number of outstanding Ordinary Shares of the Company from approximately 59.3 million to approximately 5.9 million. However, the number of total authorized Ordinary Shares of the Company will not be changed as a result of the reverse split. Please direct any questions to your broker or the Company's Transfer Agent, Continental Stock Transfer & Trust, by calling 212-845-3277.

"We hope the reverse stock split will raise the visibility for our stock to a broader range of institutional investors, while satisfying requirements to continue to list on NASDAQ without fundamentally changing stockholder value or the Company's market capitalization," said Mingwang Lu, Chairman and Chief Executive Officer of China Gerui Advanced Materials Group.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high-strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company primarily sells its products to domestic Chinese customers with an emerging presence with international customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2013 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:	Investor Relations Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Director
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com